Annual Report

2011

BUSINESS

Overview

We are an oil and gas operator in Colorado and are focused on the acquisition, development, exploitation, exploration and production of oil and natural gas properties primarily located in the Wattenberg field in the D-J Basin in northeast Colorado.  We serve as the operator for most of our wells and focus our efforts on those prospects in which we have a significant net revenue interest.  As of October 31, 2011, we had 183,584 gross and 162,461 net acres under lease, substantially all of which are located in the D-J Basin.  Of this acreage, 7,110 gross acres are held by production.  Between September 1, 2008 and October 31, 2011, we drilled and completed 56 development wells that we operate and hold a majority interest.  Additionally, during this timeframe we acquired interests in 72 producing wells.

At August 31, 2011, our estimated net proved oil and gas reserves, as prepared by our independent reserve engineering firm, Ryder Scott Company, L.P., were 2,069.7 MBbls of oil and condensate and 14.3 Bcf of natural gas.  As of February 29, 2012 we were operating 126 wells and had an ownership interest in 168 gross wells (129 net wells).

Business Strategy

Our primary objective is to enhance shareholder value by increasing our net asset value, net reserves and cash flow through acquisitions, development, exploitation, exploration and divestiture of oil and gas properties. We intend to follow a balanced risk strategy by allocating capital expenditures in a combination of lower risk development and exploitation activities and higher potential exploration prospects. Key elements of our business strategy include the following:

•
Concentrate on our existing core area in and around the D-J Basin, where we have significant operating experience. All of our current wells are located within the D-J Basin and our undeveloped acreage is located either in or adjacent to the D-J Basin. Focusing our operations in this area leverages our management, technical and operational experience in the basin.

•
Develop and exploit existing oil and natural gas properties. Since our inception our principal growth strategy has been to develop and exploit our acquired and discovered properties to add proved reserves.  As of October 31, 2011, we have identified over 400 development and extension drilling locations and over 20 recompletion/work-over projects on our existing properties and wells.

•
Complete selective acquisitions. We seek to acquire undeveloped and producing oil and gas properties, primarily in the D-J Basin and certain adjacent areas. We will seek acquisitions of undeveloped and producing properties that will provide us with opportunities for reserve additions and increased cash flow through production enhancement and additional development and exploratory prospect generation opportunities.

•
Retain control over the operation of a substantial portion of our production. As operator on a majority of our wells and undeveloped acreage, we control the timing and selection of new wells to be drilled or existing wells to be recompleted. This allows us to modify our capital spending as our financial resources allow and market conditions support.

•
Maintain financial flexibility while focusing on controlling the costs of our operations. We intend to finance our operations through a mixture of debt and equity capital as market conditions allow. Our management has historically been a low cost operator in the D-J Basin and we continue to focus on operating efficiencies and cost reductions.

Well and Production Data

Since September 2008, and through February 29, 2012, we have drilled and completed 68 gross oil and gas wells which we operate and hold a majority interest.  We have not drilled any dry holes.  We have acquired interests in 76 gross wells.  We have participated with other operators in the drilling and completion of 13 gross wells. These wells were all located in the Wattenberg Field of the D-J Basin.

During the periods presented, we drilled or participated in the drilling of the following wells.  We did not drill any exploratory wells during these years.

	Years Ended August 31,
	2011		2010		2009
	Gross	Net	Gross	Net	Gross	Net
Development Wells:
Productive:
Oil	31	22.4	36	23.8	2	0.75
Gas	--	--	--	--	--	--
Nonproductive	--	--	--	--	--	--

As of February 29, 2012, we were drilling or completing 13 gross (12 net) wells.  These wells are all located in the Wattenberg Field of the D-J Basin. In addition, we were participating as a non-operating working interest owner in two wells that were in progress.

The following table shows our net production of oil and gas, average sales prices and average production costs for the periods presented:

	Years Ended August 31,
	2011	2010	2009
Production:
Oil (Bbls)	89,917	21,080	1,730
Gas (Mcf)	450,831	141,154	4,386

Average sales price:
Oil ($/Bbl)	$83.07	$68.38	$45.59
Gas ($/Mcf)	$5.12	$5.08	$3.48

Average production cost per BOE	$2.13	$1.94	$0.85

“Bbl” refers to one stock tank barrel, or 42 U.S. gallons liquid volume in reference to crude oil or other liquid hydrocarbons.  “Mcf” refers to one thousand cubic feet.  A BOE (i.e. barrel of oil equivalent) combines Bbls of oil and Mcf of gas by converting each six Mcf of gas to one Bbl of oil.

Oil and Gas Properties and Proven Reserves

The following table shows, as of October 31, 2011, by state, our producing wells, developed acreage, and undeveloped acreage, excluding service (injection and disposal) wells:

	Productive Wells		Developed Acreage		Undeveloped Acreage
State	Gross	Net	Gross	Net	Gross	Net

Colorado	151	112.6	6,148	6,122	58,947	39,497
Nebraska	-	-	-	-	118,329	116,682
Wyoming	-	-	-	-	160	160
Total	151	112.6	6,148	6,122	177,436	156,339

(1)   Undeveloped acreage includes leasehold interests on which wells have not been drilled or completed to the point that would permit the production of commercial quantities of natural gas and oil regardless of whether the leasehold interest is classified as containing proved undeveloped reserves.

The following table shows, as of October 31, 2011, the status of our gross acreage:

State	Held by Production	Not Held by Production

Colorado	7,110	57,985
Nebraska	-	118,329
Wyoming	-	160
Total	7,110	176,474

Acres that are Held by Production remain in force so long as oil or gas is produced from the well on the particular lease.  Leased acres which are not Held By Production require annual rental payments to maintain the lease until the first to occur of the following: the expiration of the lease or the time oil or gas is produced from one or more wells drilled on the leased acreage.  At the time oil or gas is produced from wells drilled on the leased acreage, the lease is considered to be Held by Production.

Below are estimates of our net proved reserves at August 31, 2011, all of which are located in Colorado:

	Oil	Gas
	(Bbls)	(Mcf)	BOE
Proved:
Producing	613,180	4,497,733	1,362,802
Nonproducing	170,641	1,080,334	350,697
Undeveloped	1,285,884	8,683,091	2,733,066
Total	2,069,705	14,261,158	4,446,565

As of August 31, 2011, our standardized oil and gas measurements were as follows:

	Proved – August 31, 2011
	Developed			Total
	Producing	Nonproducing	Undeveloped	Proved
Future gross revenue	$71,027,480	$18,819,100	$145,392,300	$235,238,880
Deductions	(14,298,253)	(5,647,380)	(61,736,015)	(81,681,648)
Future net cash flow	56,729,227	13,171,720	83,656,285	153,557,232
Discounted future net cash flow (pre-tax)	$33,946,592	$6,995,878	$30,815,373	$71,757,843
Standardized measure of discounted future net cash flows (after tax)				$57,550,414

MARKET FOR COMMON STOCK

On February 27, 2008, our common stock began trading on the OTC Bulletin Board under the symbol “BRSH.”  There was no established trading market for our common stock prior to that date.

On September 22, 2008, a 10-for-1 reverse stock split, approved by our shareholders on September 8, 2008, became effective on the OTC Bulletin Board and our trading symbol was changed to “SYRG.OB.”.  On July 27, 2011, our common stock began trading on the NYSE Amex under the symbol “SYRG”.

Shown below is the range of high and low closing prices for our common stock for the periods indicated as reported by the OTC Bulletin Board prior to July 27, 2011 and by the NYSE Amex on and after July 27, 2011.  The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Quarter Ended	High	Low

November 30, 2009	$1.47	$1.00
February 28, 2010	$3.86	$1.35
May 31, 2010	$3.85	$2.40
August 31, 2010	$3.00	$2.25

Quarter Ended	High	Low

November 30, 2010	$2.40	$1.95
February 28, 2011	$4.74	$2.25
May 31, 2011	$4.90	$3.20
August 31, 2011	$3.69	$2.55

As of April 30, 2012, we had 51,409,340 outstanding shares of common stock and 202 shareholders of record.  The number of beneficial owners of our common stock is approximately 925.

Holders of our common stock are entitled to receive dividends as may be declared by our board of directors.  Our board of directors is not restricted from paying any dividends but is not obligated to declare a dividend.  No cash dividends have ever been declared and it is not anticipated that cash dividends will ever be paid.

Our articles of incorporation authorize our board of directors to issue up to 10,000,000 shares of preferred stock.  The provisions in the articles of incorporation relating to the preferred stock allow our directors to issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the holders of our common stock.  The issuance of preferred stock with these rights may make the removal of management difficult even if the removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if these transactions are not favored by our management.

During the year ended August 31, 2011 we did not purchase any of our securities and no person affiliated with us has purchased any of our securities for our benefit.

The graph below matches the cumulative 42 month total return of holders of our common stock with the cumulative total returns of the S&P 500 index and the companies with an SIC Code of 1311. The graph assumes that the value of an investment in our common stock and in each of the indexes (including reinvestment of dividends) was $100 on February 28, 2008 (the first day after the date our stock began to trade) and tracks it through August 31, 2011.

	2/28/08	8/31/08	8/31/09	8/31/10	8/31/11

Synergy Resources Corporation	100.00	85.71	32.57	64.29	88.86
S&P 500	100.00	97.43	79.64	83.55	99.01
SIC Code 1311	100.00	97.90	68.11	72.18	91.78

*$100 invested on 2/28/08 in stock or index, Including reinvestment of dividends.
Fiscal year ending August 31.

Copyright© 2012 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion and analysis was prepared to supplement information contained in the accompanying financial statements and is intended to explain certain items regarding the financial condition as of August 31, 2011, and the results of operations for the years ended August 31, 2011, and 2010.  It should be read in conjunction with the audited financial statements and notes thereto contained in this report.

Overview

We are an independent oil and gas company working to acquire, develop, and produce crude oil and natural gas in and around the Denver-Julesburg Basin (“D-J Basin”).  All of our producing wells are in the Wattenberg Field, which has a well-developed infrastructure and takeaway capacity.  During 2011, we expanded our undeveloped acreage holdings in eastern Colorado and western Nebraska, and may commence development activities in that area.

Since commencing active operations in September 2008, we have undergone significant growth.  Specifically, we have drilled or acquired 141 producing oil and gas wells, as follows:

•	Participated in two wells during fiscal 2009;
•	Drilled 36 wells and completed 22 wells during fiscal 2010:
•	Acquired interests in 72 wells, drilled 14 wells and completed 28 wells, and participated in eight wells during fiscal 2011:

As of October 31, 2011, we were drilling or completing 16 wells.

Our activities have increased our estimated proved reserves to 2,069,705 Bbls of oil and 14,261,158 Mcf of gas as of August 31, 2011, including reserves associated with the acquisition of producing properties.  In addition, during the year ended August 31, 2011, we drilled and completed 14 developmental wells on our Pratt prospect, thereby converting 90,906 Bbls and 1,006,188 Mcf of proved undeveloped reserves as of August 31, 2010, into proved producing reserves of 271,813 Bbls and 1,317,117 Mcf as of August 31, 2011.

As of August 31, 2011, in the area known as the Wattenberg Field, our acreage position was 11,277 gross (9,172 net).  In addition, we had an inventory of 166,031 gross undeveloped acres (147,447 net acres) in eastern Colorado and western Nebraska (the “Shallow Niobrara Acreage”), substantially all of which was acquired during 2011 at an average cost of $54 per net acre.  Industry interest and activity in this area has recently increased and we are currently evaluating our development plans for the Shallow Niobrara Acreage.

During fiscal 2009, we issued 8% convertible promissory notes with a face value of $18,000,000, which could be converted into shares of common stock at a rate of $1.60 per share.  All of the noteholders elected to convert, and, as of March 31, 2011, the entire principal balance had been converted into 11,250,000 shares of common stock.  In addition, during fiscal 2011, we completed the sale of 9,000,000 shares of common stock at an offering price of $2.00 per share.

In June 2011 we obtained a one year commitment for a $7,000,000 revolving line of credit from Bank of Choice, and have subsequently obtained an increased commitment of $20,000,000.

Our strategy for continued growth includes additional drilling activities, acquisition of existing wells, and recompletion of wells that provide good prospects for improved hydraulic stimulation techniques.  We attempt to maximize our return on assets invested by drilling and operating development wells in which we have a significant net revenue interest.  We attempt to limit our risk by drilling in proven areas.  To date, we have not drilled any dry holes. Until 2012, all of our current wells were relatively low-risk vertical or directional wells, and we did not have any horizontal wells.  However, the success rate of horizontal wells drilled by other operators has recently improved and we commenced participating in horizontal wells during 2012. Historically, our cash flow from operations was not sufficient to fund our growth plans and we relied on proceeds from the sale of debt and equity securities.  Our cash flow from operations is increasing, and we plan to finance an increasing percentage of our growth with internally generated funds.  Ultimately, implementation of our growth plans will be dependent upon the success of our operations and the amount of financing we are able to obtain.

Significant Developments

Acquisition from Petroleum Exploration and Management, LLC – On May 24, 2011 we significantly expanded our position in the Wattenberg Field by acquiring all of the operating oil and gas assets owned by Petroleum Exploration and Management, LLC (‘PEM”), a company owned equally by Ed Holloway and William E. Scaff, Jr., two of our officers and directors.  The oil and gas assets included interests in 88 gross (40 net) oil and gas wells in the Wattenberg Field, and interests in oil and gas leases covering approximately 6,968 gross acres.  The transaction was approved by the disinterested directors and by a vote of our shareholders owning a majority of the shares in attendance at a special meeting of our shareholders held on May 23, 2011, with Mr. Holloway and Mr. Scaff not voting.

In consideration for the oil and gas properies we paid PEM $10,000,000 in cash and issued PEM 1,381,818 shares of our restricted common stock and a promissory note in the principal amount of $5,200,000. The note pays interest annually at 5.25%, is due on January 2, 2012, and is secured by the assets acquired from PEM. We did not assume any of PEM’s liabilities.

Expansion of oil and gas lease interests in the Shallow Niobrara Acreage – During 2011, we expanded our growth strategy to include the Shallow Niobrara Acreage.  Our Shallow Niobrara Acreage is primarily located in eastern Colorado (Yuma and Washington counties), and western Nebraska (Chase, Dundy, and Hayes counties).  We believe the area provides excellent growth opportunities and has the potential to yield a significant return on investment.  George Seward, our director, has extensive experience in the area.  We acquired significant interests in the area and at August 31, 2011, our holdings totaled 166,434 gross (147,849 net) undeveloped acres with an average cost of $54 per net acre.  Many of the leases were acquired in exchange for shares of our common stock.  Our primary leases within this area have an initial term of 10 years to provide us with enough time to complete a thorough evaluation.

Results of Operations

Material changes of certain items in our statements of operations included in our financial statements for the periods presented are discussed below.

For the year ended August 31, 2011, compared to the year ended August 31, 2010

For the year ended August 31, 2011, we reported a net loss of $11,600,158, or $0.45 per share, compared to a net loss of $10,794,172, or $0.88 per share for the period ended August 31, 2010.  As explained below, the net loss for each year is significantly affected by non-cash charges related to the convertible promissory notes and the derivative conversion liability.  The following discussion also expands upon items of inflow and outflow that affect operating income.  In most cases, the nature of the change from 2010 to 2011 involves the significant growth in number of producing properties and activities to acquire additional undeveloped acreage and proved properties.

Oil and Gas Production and Revenues – For the year ended August 31, 2011, we recorded total oil and gas revenues of $9,777,172 compared to $2,158,444 for the year ended August 31, 2010, as summarized in the following table:

	Year Ended August 31,
	2011	2010
Production:
Oil (Bbls)	89,917	21,080
Gas (Mcf)	450,831	141,154

Total production in BOE	165,056	44,606

Revenues:
Oil	$7,469,709	$1,441,562
Gas	2,307,463	716,882
Total	$9,777,172	$2,158,444

Average sales price:
Oil (Bbls)	$83.07	$68.38
Gas (Mcf)	$5.12	$5.08

 “Bbl” refers to one stock tank barrel, or 42 U.S. gallons liquid volume in reference to crude oil or other liquid hydrocarbons.  “Mcf” refers to one thousand cubic feet.  A BOE (i.e. barrel of oil equivalent) combines Bbls of oil and Mcf of gas by converting each six Mcf of gas to one Bbl of oil.

Net oil and gas production for the year ended August 31, 2011 was 165,056 BOE, or 452 BOE per day, as compared with 44,606 BOE, or 122 BOE per day, for the year ended August 31, 2010.  The significant increase in production from the prior year resulted from realizing a full year of production from wells at the beginning of the year, and the addition of wells, including new wells drilled and those acquired in the PEM acquisition.  Production for the fourth quarter averaged 577 BOE per day.

Service Revenue – The Company provides certain services to other well owners, including supervision of drilling operations and management of producing properties.  There activities have not been, and are not expected to become, a significant component of the Company’s business.

Lease Operating Expenses – As summarized in the following table, our lease expenses include the direct operating costs of producing oil and natural gas, taxes on production and properties, and well work-over costs:

	Year ended August 31,
	2011	2010

Severance and ad valorem taxes	$955,705	$236,966
Production costs	350,853	86,554
Work-over	86,797	-
Other	46,463	-
Total lease operating expenses	$1,439,818	$323,520

Per BOE:
Severance and ad valorem taxes	$5.79	$5.31
Production costs	2.13	1.94
Work-over	0.53	-
Other	0.28	-
Total per BOE	$8.73	$7.25

Lease operating and work-over costs tend to increase or decrease primarily in relation to the number of wells in production, and, to a lesser extent, on fluctuation in oil field service costs and changes in the production mix of crude oil and natural gas.  Taxes tend to increase or decrease primarily based on the value of oil and gas sold, and, as a percent of revenues, averaged 10% in 2011 and 11% in 2010.

Depreciation, Depletion, and Amortization (“DDA”) – DDA expense is summarized in the following table:

	Year ended August 31,
	2011	2010
DDA – oil and gas assets	$2,743,441	$692,274
DDA – other assets	57,138	7,592
Accretion of asset retirement obligations	37,728	1,534
Total DDA	$2,838,307	$701,400

Depletion expense per BOE	$16.62	$15.52

The determination of depreciation, depletion and amortization expense is highly dependent on the estimates of the proved oil and natural gas reserves and actual production volumes.  As of August 31, 2011, we had 4,446,565 BOE of estimated net proved reserves with a Standardized Measure of $57,550,414 (based on SEC average prices of $5.07 Mcf and $84.90 Bbl).  For comparative purposes, at the end of the prior year we had 1,423,524 BOE of estimated net proved reserves with a Standardized Measure of $13,022,397 (based on SEC average prices of $4.76 Mcf and $69.20 Bbl).  Depletion expense per BOE increased approximately 7%.  We are currently experiencing cost increases across all of our operating sectors, including costs incurred for lease acquisition, drillings, and well completion.

Impairment of Oil and Gas Properties – We use the full cost accounting method, which requires recognition of impairment when the total capitalized costs of oil and gas properties exceed the “ceiling” amount, as defined in the full cost accounting literature.  During the years ended August 31, 2011 and 2010, no impairment was recorded because our capitalized costs subject to the ceiling test were less than the estimated future net revenues from proved reserves discounted at 10% plus the lower of cost or market value of unevaluated properties.  The ceiling test is performed each quarter and there is the possibility for impairments to be recognized in future periods.  Once impairment is recognized, it cannot be reversed.

General and Administrative – The following table summarizes the components of general and administration expenses:

	Year Ended August 31,
	2011	2010
Cash based compensation	$1,260,688	$536,627
Share based compensation	627,486	581,233
Professional fees	716,210	419,588
Insurance	78,127	62,528
Other general and administrative	427,025	410,548
Capitalized general and administrative	(206,233)	(95,475)
Totals	$2,903,303	$1,915,049

Cash based compensation includes payments to employees.  The increase of $724,061 from 2010 to 2011 reflects the expansion of our business, including the addition of 5 employees during the year.  Stock-based compensation includes compensation paid to employees, directors, and service providers in the form of stock options or shares of common stock.  The amount of expense recorded for stock options is calculated by using the Black-Scholes-Merton option pricing model.  The amount of expense recorded for shares of common stock is calculated based upon the closing market value of the shares.

The increase in professional fees includes certain accounting fees and investment banking fees related to the acquisition of assets from PEM.  In addition, our progression from smaller reporting company to accelerated filer required additional professional services related to our compliance with the rules and regulations of Sarbanes –Oxley.

Pursuant to the requirements under the full cost accounting method for oil and gas properties, we identify all general and administrative costs that relate directly to the acquisition of undeveloped mineral leases and the development of properties.  Those costs are reclassified from general and administrative expenses and capitalized into the full cost pool.  The increase in capitalized costs from 2010 to 2011 reflects our increasing activities to acquire leases and develop the properties.

Operating Income (Loss) – For the year ended August 31, 2011, we generated operating income of $2,820,240, as compared with an operating loss of $781,525 for the year ended August 31, 2010.  This increase of $3,601,765 resulted primarily from the increasing contribution of wells brought into production during the last two years, which includes wells drilled under the 2011 and 2010 drilling programs, the acquisition of producing properties from PEM and other parties, and increased production from older wells that were recompleted using newer hydraulic fracturing techniques.  Increased revenues more than offset increased costs incurred by us to accomplish these objectives.

Other Income (Expense) – During the year ended August 31, 2011, we recognized $14,420,398 in other expense compared to $10,012,647 during the comparable period in 2010.  The amounts included in other income (expense) are primarily related to components of the 8% convertible promissory notes.  The 8% convertible promissory notes contained a conversion feature which was considered an embedded derivative and recorded as a liability at its initial estimated fair value.  This derivative conversion liability was then marked-to-market over time, with the resulting change in fair value recorded as a non-cash item in the statement of operations.   By March 31, 2011, all of the notes had been converted, thereby eliminating the derivative conversion liability.  The Company recognized a non-cash expense of $10,229,229 and $7,678,457 during the years ending August 31, 2011 and 2010, respectively, related to the change in fair value of the derivative conversion liability.

Interest expense, net, contains several components related to the 8% convertible promissory notes.  In addition to the 8% coupon rate, we recorded amortization of debt issue costs of $1,587,799 and accretion of debt discount of $2,664,137 during the year ended August 31, 2011.  During the year ended August 31, 2010, amortization of debt issue costs was $453,656 and accretion of debt discount was $1,333,590.  In connection with the conversion of the remaining 8% convertible promissory notes outstanding during 2011, the Company accelerated its recognition of all remaining amounts for unamortized debt issuance costs and debt discount and the acceleration is included in the amounts presented above.

Income Taxes – Income taxes do not currently have an impact on our results of operations as we have reported a net loss every year since inception and for tax purposes have a net operating loss carry forward (“NOL”) of approximately $11.3 million. The NOL is available to offset future taxable income, if any. At such time, if ever, that we are able to demonstrate that it is more likely than not that we will be able to realize the benefits of our tax assets, we will begin to recognize the impact of taxes in our financial statements.

Liquidity and Capital Resources

Our sources and (uses) of funds for the years ended August 31, 2011 and 2010, are shown below:

	Year Ended August 31,
	2011	2010
Cash provided by (used in) operations	$7,916,308	$(2,443,059)
Acquisition of oil and gas properties and equipment	(30,247,327)	(9,152,175)
Proceeds from sales of oil and gas properties	8,382,167	-
Proceeds from sale of convertible notes, net of debt issuance costs	-	16,651,023
(Repayment) / proceeds from bank loan	-	(1,161,811)
Proceeds from sale of common stock, net of offering costs	16,690,721	-
Net increase in cash	$2,741,869	$3,893,978

Net cash provided by (used in) operating activities was $7,916,308 and ($2,443,059) for the years ended August 31, 2011 and 2010, respectively.  The significant improvement reflects the operating contribution from 2010 wells that were producing for the entire year, plus the contribution from wells that began production during 2011.  In addition to our analysis using amounts included in the cash flow statement, we evaluate operations using a non-GAAP measure called “adjusted cash flow from operations”, which adjusts for cash flow items that merely reflect the timing of certain cash receipts and expenditures.  Adjusted cash flow from operations was $6,346,800 for the year ended August 31, 2011, compared to usage of $45,836 for the prior year.  The improvement of $6,392,636 under that measure is closely correlated to, and primarily explained by, increased revenues of $7,843,224 less increased direct costs of $2,104,552.

The cash flow statement reports actual cash expenditures for capital expenditures, which differs from total capital expenditures on a full accrual basis.  Specifically, cash paid for acquisition of property and equipment as reflected in the statement of cash flows excludes non-cash capital expenditures and includes an adjustment (plus or minus) to reflect the timing of when the capital expenditure obligations are incurred and when the actual cash payment is made.  On a full accrual basis, capital expenditures totaled $47,237,827 and $12,888,373 for the years ended August 31, 2011 and 2010, respectively, compared to cash payments of $30,247,327 and $9,152,175, respectively.  A reconciliation of the differences is summarized in the following table:

	Year Ended August 31,
	2011	2010
Cash payments	$30,247,327	$9,152,175
Accrued costs, beginning of period	(3,466,439)	-
Accrued costs, end of period	4,967,368	3,466,439
Properties acquired in exchange for common stock	9,938,487	16,645
Properties acquired in exchange for note payable	5,200,000	-
Asset retirement obligation	351,083	253,114
Capital expenditures	$47,237,826	$12,888,373

Capital expenditures included the cost of proved properties of $21,250,000, leasehold acquisition costs of $8,546,000, drilling and completion costs on completed wells of $10,534,000, costs incurred on wells in progress of $4,814,000, and all other expenditures, including capitalized interest, capitalized overhead, and asset retirement obligations, of $2,094,000.

Financing for our capital expenditures was provided by several sources.  In addition to cash flow from operations, on January 11, 2011, we completed the sale of 9 million shares of our common stock in a private offering.  The shares were sold at a price of $2.00 per share.  Proceeds to us from the sale of the shares were $16,690,721 after deductions for sales commissions and expenses.

In two separate transactions, we sold oil and gas leases covering 5,902 gross acres (3,738 net acres) for net cash proceeds of $8,382,167, after the deduction of selling costs of $248,700.

We acquired certain mineral interests in exchange for 1,849,838 shares of restricted common stock with a market value of $5,240,307.

The structure of the agreement to acquire assets from PEM included a cash payment of $10,000,000, a promissory note with a principal amount of $5,200,000, and 1,381,818 shares of common stock with a value of $4,698,181.

In June 2011 we obtained a commitment for a $7,000,000 revolving line of credit from Bank of Choice and we were subsequently able to increase the commitment to $20,000,000.

Our primary need for cash during the fiscal year ending August 31, 2012, will be to fund our drilling and acquisition programs. We currently estimate capital expenditures of approximately $45 million for our drilling program. As an operator we plan to spend approximately $34 million to drill 52 wells in which we own a significant interest. An additional $8 million has been estimated as our portion of the cost of vertical and horizontal wells in which we will participate as a non-operator. We also plan recompletion costs approximating $3 million on 20 wells that indicate good potential for additional hydraulic stimulation. Under our proposed acquisition program, acquisition of undeveloped acreage and proved properties is expected to require funds of $17 million. Our capital expenditure estimate is subject to significant adjustment for drilling success, acquisition opportunities, operating cash flow, and available capital resources.

We plan to generate profits by drilling or acquiring productive oil or gas wells.  However, we may need to raise some of the funds required to drill new wells through the sale of our securities, from loans from third parties or from third parties willing to pay our share of drilling and completing the wells.  We may not be successful in raising the capital needed to drill or acquire oil or gas wells.  Any wells which may be drilled by us may not produce oil or gas in commercial quantities.

Non-GAAP Financial Measures

We use "adjusted cash flow from operations" and "adjusted EBITDA," non-GAAP financial measures, for internal managerial purposes, when evaluating period-to-period comparisons. These measures are not measures of financial performance under U.S. GAAP and should be considered in addition to, not as a substitute for, cash flows from operations, investing, or financing activities, nor as a liquidity measure or indicator of cash flows reported in accordance with U.S. GAAP. The non-GAAP financial measures that we use may not be comparable to measures with similar titles reported by other companies. Also, in the future, we may disclose different non-GAAP financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations. We strongly encourage investors to review our financial statements and publicly filed reports in their entirety and to not rely on any single financial measure. See Reconciliation of Non-GAAP Financial Measures below for a detailed description of these measures as well as a reconciliation of each to the nearest U.S. GAAP measure.

Reconciliation of Non-GAAP Financial Measures

Adjusted cash flow from operations. We define adjusted cash flow from operations as the cash flow earned or incurred from operating activities without regard to the collection or payment of associated receivables and payables. We believe it is important to consider adjusted cash flow from operations as well as cash flow from operations, as we believe it often provides more transparency into what drives the changes in our operating trends, such as production, prices, operating costs, and related operational factors, without regard to whether the earned or incurred item was collected or paid during the period. We also use this measure because the collection of our receivables or payment of our obligations has not been a significant issue for our business, but merely a timing issue from one period to the next, with fluctuations generally caused by significant changes in commodity prices.

Adjusted EBITDA. We define adjusted EBITDA as net income (loss) plus interest expense, net of interest income, income taxes, and depreciation, depletion and amortization for the period plus/minus the change in fair value of our derivative conversion liability. We believe adjusted EBITDA is relevant because it is a measure of cash available to fund our capital expenditures and service our debt and is a widely used industry metric which allows comparability of our results with our peers.

The following table presents a reconciliation of each of our non-GAAP financial measures to its nearest GAAP measure.

	Year Ended August 31,
	2011	2010
Adjusted cash flow from operations:
Adjusted cash flow from operations	$6,346,800	$(45,836)
Changes in assets and liabilities	1,569,508	(2,397,223)
Net cash provided by (used in) operating activities	$7,916,308	$(2,443,059)

Adjusted EBITDA:
Adjusted EBITDA	$5,658,547	$(80,125)
Interest expense and related items, net	(4,191,169)	(2,334,190)
Change in fair value of derivative conversion liability	(10,229,229)	(7,678,457)
Depreciation, depletion and amortization	(2,838,307)	(701,400)
Net loss	$(11,600,158)	$(10,794,172)

Contractual Obligations

The following table summarizes our contractual obligations as of August 31, 2011:

	Less than One Year	One to Three Years	Three to Five Years	Total
Note payable, related party (1)	5,200,000	-	-	5,200,000
Employment Agreements	780,000	770,000	-	1,550,000
Operating Leases	110,000	-	-	110,000
Rig Contract (2)	2,647,774	-	-	2,647,774
Total	8,737,774	770,000	-	9,507,774

(1)	See Note 9 to the financial statements included as part of this report for information concerning this note.

(2)
In August 2011 we entered in a contract with Ensign United States Drilling, Inc. which provided that Ensign would drill and complete 21 wells in the Wattenberg Field on our behalf. As of October 31, 2011 we had reached total depth on 15 wells pursuant to the agreement. We expect that the remaining 6 wells we committed to drill will be drilled, and if warranted, completed by December 31, 2011 at a cost of approximately $189,000 per well, or $1,134,000 in total.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonable likely to have a current or future material effect on our financial condition, changes in financial condition, results of operations, liquidity or capital resources.

Outlook

The factors that will most significantly affect our results of operations include (i) activities on properties that we do not operate, (ii) the marketability of our production, (iii) our ability to satisfy our substantial capital requirements, (iv) completion of acquisitions of additional properties and reserves, (v) competition from larger companies and (vi) prices for oil and gas.  Our revenues will also be significantly impacted by our ability to maintain or increase oil or gas production through exploration and development activities.

It is expected that our principal source of cash flow will be from the production and sale of oil and gas reserves which are depleting assets.  Cash flow from the sale of oil and gas production depends upon the quantity of production and the price obtained for the production. An increase in prices will permit us to finance our operations to a greater extent with internally generated funds, may allow us to obtain equity financing more easily or on better terms, and lessens the difficulty of obtaining financing.  However, price increases heighten the competition for oil and gas prospects, increase the costs of exploration and development, and, because of potential price declines, increase the risks associated with the purchase of producing properties during times that prices are at higher levels.

A decline in oil and gas prices (i) will reduce our cash flow which in turn will reduce the funds available for exploring for and replacing oil and gas reserves, (ii) will increase the difficulty of obtaining equity and debt financing and worsen the terms on which such financing may be obtained, (iii) will reduce the number of oil and gas prospects which have reasonable economic terms, (iv) may cause us to permit leases to expire based upon the value of potential oil and gas reserves in relation to the costs of exploration, (v) may result in marginally productive oil and gas wells being abandoned as non-commercial, and (vi) may increase the difficulty of obtaining financing.  However, price declines reduce the competition for oil and gas properties and correspondingly reduce the prices paid for leases and prospects.

Other than the foregoing, we do not know of any trends, events or uncertainties that will have had or are reasonably expected to have a material impact on our sales, revenues or expenses.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, including oil and gas reserves, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain.  Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary.  Actual results could differ from these estimates.

We provide expanded discussion of our more significant accounting policies, estimates and judgments below.  We believe these accounting policies reflect our more significant estimates and assumptions used in preparation of our financial statements.  See Note 1 of the Notes to the Financial Statements for a discussion of additional accounting policies and estimates made by management.

Oil and Gas Properties:    We use the full cost method of accounting for costs related to its oil and gas properties.  Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves (including the costs of unsuccessful efforts) are capitalized into a single full cost pool.  These costs include land acquisition costs, geological and geophysical expense, carrying charges on non-producing properties, costs of drilling, and overhead charges directly related to acquisition and exploration activities.  Under the full cost method, no gain or loss is recognized upon the sale or abandonment of oil and gas properties unless non-recognition of such gain or loss would significantly alter the relationship between capitalized costs and proved oil and gas reserves.

Capitalized costs of oil and gas properties are amortized using the unit-of-production method based upon estimates of proved reserves.  For amortization purposes, the volume of petroleum reserves and production is converted into a common unit of measure at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.  Investments in unevaluated properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Under the full cost method of accounting, a ceiling test is performed each quarter.  The full cost ceiling test is an impairment test prescribed by SEC regulations.  The ceiling test determines a limit on the book value of oil and gas properties.  The capitalized costs of proved and unproved oil and gas properties, net of accumulated depreciation, depletion, and amortization, and the related deferred income taxes, may not exceed the estimated future net cash flows from proved oil and gas reserves, less future cash outflows associated with asset retirement obligations that have been accrued, plus the cost of unevaluated properties not being amortized, plus the lower of cost or estimated fair value of unevaluated properties being amortized, less income tax effects.  Prices are held constant for the productive life of each well.  Net cash flows are discounted at 10%.  If net capitalized costs exceed this limit, the excess is charged to expense and reflected as additional accumulated depreciation, depletion and amortization.  The calculation of future net cash flows assumes continuation of current economic conditions.  Once impairment expense is recognized, it cannot be reversed in future periods, even if changing conditions raise the ceiling amount.

Oil and Gas Reserves:    The determination of depreciation, depletion and amortization expense, as well as the ceiling test related to the recorded value of our oil and natural gas properties, will be highly dependent on the estimates of the proved oil and natural gas reserves.  Oil and natural gas reserves include proved reserves that represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.  There are numerous uncertainties inherent in estimating oil and natural gas reserves and their values, including many factors beyond our control.  Accordingly, reserve estimates are often different from the quantities of oil and natural gas ultimately recovered and the corresponding lifting costs associated with the recovery of these reserves.

Asset Retirement Obligations:    Our activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the asset is permanently removed from service.  The fair value of a liability for the asset retirement obligation (“ARO”) is initially recorded when it is incurred if a reasonable estimate of fair value can be made.  This is typically when a well is completed or an asset is placed in service.  When the ARO is initially recorded, we capitalize the cost (asset retirement cost or “ARC”) by increasing the carrying value of the related asset.  Over time, the liability increases for the change in its present value (accretion of ARO), while the capitalized cost decreases over the useful life of the asset.  The capitalized ARCs are included in the full cost pool and subject to depletion, depreciation and amortization.  In addition, the ARCs are included in the ceiling test calculation.  Calculation of an ARO requires estimates about several future events, including the life of the asset, the costs to remove the asset from service, and inflation factors.  The ARO is initially estimated based upon discounted cash flows over the life of the asset and is accreted to full value over time using our credit adjusted risk free interest rate.  Estimates are periodically reviewed and adjusted to reflect changes.

Derivative Conversion Liability:    We account for embedded conversion features in our convertible promissory notes in accordance with the guidance for derivative instruments, which require a periodic valuation of their fair value and a corresponding recognition of liabilities associated with such derivatives.  The recognition of derivative conversion liabilities related to the issuance of convertible debt is applied first to the proceeds of such issuance as a debt discount at the date of the issuance.  Any subsequent increase or decrease in the fair value of the derivative conversion liabilities is recognized as a charge or credit to other income (expense) in the statements of operations.  In connection with the conversion of convertible promissory notes into shares of the Company’s common stock, during the years ended August 31, 2011 and 2010 the derivative conversion liability balances were reclassified to additional paid-in-capital.

Revenue Recognition:    Revenue is recognized for the sale of oil and natural gas when production is sold to a purchaser and title has transferred.  Revenues from production on properties in we share an economic interest with other owners are recognized on the basis of our interest.  Provided that reasonable estimates can be made, revenue and receivables are accrued to recognize delivery of product to the purchaser.  Payment is typically received sixty to ninety days after production.  Differences between estimates and actual volumes and prices, if any, are adjusted upon final settlement.

Stock Based Compensation:    We record stock-based compensation expense in accordance with the fair value recognition provisions of US GAAP.  Stock based compensation is measured at the grant date based upon the estimated fair value of the award and the expense is recognized over the required employee service period, which generally equals the vesting period of the grant.  The fair value of stock options is estimated using the Black-Scholes-Merton option-pricing model.  The fair value of restricted stock grants is estimated on the grant date based upon the fair value of the common stock.

Recent Accounting Pronouncements:    We evaluate the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (“FASB”), the Securities and Exchange Commission (“SEC”), and the Emerging Issues Task Force (“EITF”), to determine the impact of new pronouncements on US GAAP and the impact on the Company.

We have recently adopted the following new accounting standards:

Effective March 1, 2011, the Company adopted ASU No. 2010-29 - Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations—A consensus of the FASB Emerging Issues Task Force. This update provides clarification requiring public companies that have completed material acquisitions to disclose the revenue and earnings of the combined business as if the acquisition took place at the beginning of the comparable prior annual reporting period, and also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  See Note 9 for the Company’s disclosures of business combinations.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or were applicable to specific industries, and are not expected to have a material impact on our financial position, results of operations or cash flows.

SYNERGY RESOURCES CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Synergy Resources Corporation

We have audited the accompanying balance sheets of Synergy Resources Corporation ("the Company") as of August 31, 2011 and 2010, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of years then ended.  We have also audited the Company’s internal control over financial reporting as of August 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Resources Corporation as of August 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, Synergy Resources Corporation, in all material respects, maintained effective internal control over financial reporting as of December August 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Ehrhardt Keefe Steiner & Hottman PC

Denver, Colorado
November 11, 2011

SYNERGY RESOURCES CORPORATION
BALANCE SHEETS
As of August 31, 2011 and 2010

	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$9,490,506	$6,748,637
Accounts receivable:
Oil and gas sales	2,185,051	377,675
Joint interest billing	2,406,473	1,930,810
Related party receivable	-	867,835
Inventory	459,592	387,864
Other current assets	89,336	12,310
Total current assets	14,630,958	10,325,131

Property and equipment:
Oil and gas properties, full cost method, net	48,614,857	12,692,194
Other property and equipment, net	283,207	150,789
Property and equipment, net	48,898,064	12,842,983

Debt issuance costs, net of amortization	-	1,587,799
Other assets	168,863	86,000

Total assets	$63,697,885	$24,841,913

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable:
Trade	$6,620,561	$3,015,562
Related party payable	-	554,669
Accrued expenses	2,125,852	517,921
Notes payable, related party	5,200,000	-
Total current liabilities	13,946,413	4,088,152

Asset retirement obligations	643,459	254,648
Convertible promissory notes, net of debt discount	-	12,190,945
Derivative conversion liability	-	9,325,117
Total liabilities	14,589,872	25,858,862

Commitments and contingencies (See Note 12)

Shareholders' equity (deficit):
Preferred stock - $0.01 par value, 10,000,000 shares authorized:
no shares issued and outstanding	-	-
Common stock - $0.001 par value, 100,000,000 shares authorized:
36,098,212 and 13,510,981 shares issued and outstanding	-
as of August 31, 2011 and 2010, respectively	36,098	13,511
Additional paid-in capital	84,011,496	22,308,963
Accumulated deficit	(34,939,581)	(23,339,423)
Total shareholders' equity (deficit)	49,108,013	(1,016,949)

Total liabilities and shareholders' equity	$63,697,885	$24,841,913

The accompanying notes are an integral part of these financial statements.

SYNERGY RESOURCES CORPORATION
STATEMENTS OF OPERATIONS
For the years ended August 31, 2011 and 2010

	2011	2010

Revenues:
Oil and gas revenues	$9,777,172	$2,158,444
Service revenues	224,496	-
Total revenues	10,001,668	2,158,444

Expenses:
Lease operating expenses	1,439,818	323,520
Depreciation, depletion, and amortization	2,838,307	701,400
General and administrative	2,903,303	1,915,049
Total expenses	7,181,428	2,939,969

Operating income (loss)	2,820,240	(781,525)

Other income (expense):
Change in fair value of derivative conversion liability	(10,229,229)	(7,678,457)
Interest expense, net	(4,246,945)	(2,338,849)
Interest income	55,776	4,659
Total other (expense)	(14,420,398)	(10,012,647)

Loss before income taxes	(11,600,158)	(10,794,172)

Provision for income taxes	-	-
Net loss	$(11,600,158)	$(10,794,172)

Net loss per common share:
Basic and diluted	$(0.45)	$(0.88)

Weighted average shares outstanding:
Basic and diluted	26,009,283	12,213,999

The accompanying notes are an integral part of these financial statements.

SYNERGY RESOURCES CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
For the years ended August 31, 2011 and 2010

			Additional		Total
	Number of Common Shares	Common Stock	Paid - In Capital	Accumulated (Deficit)	Shareholders' Equity (Deficit)
Balance, August 31, 2009	11,998,000	$11,998	$15,521,697	$(12,545,251)	$2,988,444
Shares issued pursuant to conversion of
debt and accrued interest at $1.60 per share, net of $165,212 unamortized debt discount	1,309,027	1,309	1,927,917	-	1,929,226
Reclassification of derivative conversion
liability to equity pursuant to early conversion of debt	-	-	1,809,149	-	1,809,149
Shares issued for services	197,988	198	544,377	-	544,575
Shares issued in exchange for mineral leases	5,966	6	16,639	-	16,645
Series C warrants issued in connection with
sale of convertible debt at $100,000 per Unit pursuant to November 27, 2009 offering memorandum	-	-	1,760,048	-	1,760,048
Series D warrants issued in connection with
sale of convertible debt at $100,000 per Unit pursuant to November 27, 2009 offering memorandum	-	-	692,478	-	692,478
Share based compensation	-	-	36,658	-	36,658
Net (loss)	-	-	-	(10,794,172)	(10,794,172)
Balance, August 31, 2010	13,510,981	13,511	22,308,963	(23,339,423)	(1,016,949)
Shares issued pursuant to conversion of
debt and accrued interest at $1.60 per share, net of $1,052,917 unamortized debt discount	9,979,376	9,979	14.904.100	-	14,914,079
Reclassification of derivative conversion
liability to equity pursuant to early conversion of debt	-	-	19,554,346	-	19,554,346
Shares issued for services	150,000	150	429,850	-	430,000
Shares issued in exchange for mineral leases	1,849,838	1,850	5,238,457	-	5,240,307
Shares issued in exchange for oil and gas assets,
related party	1,381,818	1,382	4,696,799	-	4,698,181
Shares issued for cash at $2.00 per share
pursuant to November 30, 2010 offering memorandum, net of offering costs	9,000,000	9,000	16,681,721	-	16,690,721
Shares issued pursuant to conversion
of Series D warrants on a cashless basis	226,199	226	(226)	-	-
Share based compensation	-	-	197,486	-	197,486
Net (loss)	-	-	-	(11,600,158)	(11,600,158)
Balance, August 31, 2011	36,098,212	$36,098	$84,011,496	$(34,939,581)	$49,108,013

The accompanying notes are an integral part of these financial statements.

SYNERGY RESOURCES CORPORATION
 STATEMENTS OF CASH FLOWS
 for the years ended August 31, 2011 and 2010

	2011	2010

Cash flows from operating activities:
Net loss	$(11,600,158)	$(10,794,172)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation, depletion, and amortization	2,838,307	701,400
Amortization of debt issuance cost	1,587,799	453,656
Accretion of debt discount	2,664,138	1,333,590
Stock-based compensation	627,486	581,233
Change in fair value of derivative liability	10,229,229	7,678,457
Changes in operating assets and liabilities:
Accounts receivable	(1,415,204)	(3,091,677)
Inventory	(71,728)	744,821
Accounts payable	1,549,400	(518,942)
Accrued expenses	1,666,928	460,780
Other	(159,889)	7,795
Total adjustments	19,516,466	8,351,113
Net cash provided by (used in) operating activities	7,916,308	(2,443,059)

Cash flows from investing activities:
Acquisition of property and equipment	(30,247,327)	(9,152,175)
Net proceeds from sales of oil and gas properties	8,382,167	-
Net cash (used in) investing activities	(21,865,160)	(9,152,175)

Cash flows from financing activities:
Cash proceeds from sale of stock	18,000,000	-
Offering costs	(1,309,279)	-
Cash proceeds from convertible promissory notes	-	18,000,000
Debt issuance costs	-	(1,348,977)
Principal repayments	-	(1,161,811)
Net cash provided by financing activities	16,690,721	15,489,212

Net increase in cash and equivalents	2,741,869	3,893,978

Cash and equivalents at beginning of period	6,748,637	2,854,659

Cash and equivalents at end of period	$9,490,506	$6,748,637

Supplemental Cash Flow Information (See Note 14)

The accompanying notes are an integral part of these financial statements.

SYNERGY RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2011

1.     Organization and Summary of Significant Accounting Policies

Organization:    Synergy Resources Corporation (the “Company”) represents the result of a merger transaction on September 10, 2008, between Brishlin Resources, Inc. (“Predecessor Brishlin”), a public company, and Synergy Resources Corporation (“Predecessor Synergy”), a private company.  The Company is engaged in oil and gas acquisitions, exploration, development and production activities, primarily in the area known as the Denver-Julesburg Basin.  The Company has adopted August 31st as the end of its fiscal year.

Basis of Presentation:    The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  In June 2009 the Financial Accounting Standards Board (“FASB”) established the Accounting Standards Codification (“ASC”) as the single source of authoritative US GAAP to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants.  New accounting standards are communicated by FASB through Accounting Standards Updates (“ASU’s”).

Reclassifications:    Certain amounts previously presented for prior periods have been reclassified to conform to the current presentation.  The reclassifications had no effect on net loss, accumulated deficit, net assets or total shareholders’ equity.

Use of Estimates:     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that effect the reported amount of assets and liabilities, including oil and gas reserves, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain.  Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary.  Actual results could differ from these estimates.

Cash and Cash Equivalents:    The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Inventory:    Inventories consist primarily of tubular goods and well equipment to be used in future drilling operations or repair operations and are carried at the lower of cost or market.

Oil and Gas Properties:    The Company uses the full cost method of accounting for costs related to its oil and gas properties.  Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves (including the costs of unsuccessful efforts) are capitalized into a single full cost pool.  These costs include land acquisition costs, geological and geophysical expense, carrying charges on non-producing properties, costs of drilling, and overhead charges directly related to acquisition and exploration activities.  Under the full cost method, no gain or loss is recognized upon the sale or abandonment of oil and gas properties unless non-recognition of such gain or loss would significantly alter the relationship between capitalized costs and proved oil and gas reserves.

Capitalized costs of oil and gas properties are amortized using the unit-of-production method based upon estimates of proved reserves.  For amortization purposes, the volume of petroleum reserves and production is converted into a common unit of measure at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.  Investments in unevaluated properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Under the full cost method of accounting, a ceiling test is performed each quarter.  The full cost ceiling test is an impairment test prescribed by SEC regulations.  The ceiling test determines a limit on the book value of oil and gas properties.  The capitalized costs of proved and unproved oil and gas properties, net of accumulated depreciation, depletion, and amortization, and the related deferred income taxes, may not exceed the estimated future net cash flows from proved oil and gas reserves, less future cash outflows associated with asset retirement obligations that have been accrued, plus the cost of unevaluated properties not being amortized, plus the lower of cost or estimated fair value of unevaluated properties being amortized, less income tax effects.  Prices are held constant for the productive life of each well.  Net cash flows are discounted at 10%.  If net capitalized costs exceed this limit, the excess is charged to expense and reflected as additional accumulated depreciation, depletion and amortization.  The calculation of future net cash flows assumes continuation of current economic conditions.  Once impairment expense is recognized, it cannot be reversed in future periods, even if changing conditions raise the ceiling amount.

For the years ended August 31, 2011 and 2010, the oil and natural gas prices used to calculate the full cost ceiling limitation are the 12 month average prices, calculated as the unweighted arithmetic average of the first day of the month price for each month within the 12 month period prior to the end of the reporting period, unless prices are defined by contractual arrangements.  Prices are adjusted for basis or location differentials.

Capitalized Overhead:    A portion of the Company’s overhead expenses are directly attributable to acquisition and development activities.  Under the full cost method of accounting, these expenses are capitalized in the full cost pool.  The Company capitalized overhead expenses of approximately $206,233 and $95,475 for the years ended August 31, 2011 and 2010, respectively.

Oil and Gas Reserves:    The determination of depreciation, depletion and amortization expense, as well as the ceiling test related to the recorded value of the Company’s oil and natural gas properties, is highly dependent on the estimates of the proved oil and natural gas reserves.  Oil and natural gas reserves include proved reserves that represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.  There are numerous uncertainties inherent in estimating oil and natural gas reserves and their values, including many factors beyond the Company’s control.  Accordingly, reserve estimates are often different from the quantities of oil and natural gas ultimately recovered and the corresponding lifting costs associated with the recovery of these reserves.

Capitalized Interest:    The Company capitalizes interest on expenditures made in connection with acquisition of mineral interests and development projects that are not subject to current amortization.  Interest is capitalized during the period that activities are in progress to bring the projects to their intended use.

Debt Issuance Costs:  Debt issuance costs of $2,041,455 were incurred in connection with executing convertible promissory notes between December 29, 2009, and March 12, 2010 (See Note 7).  As a result of the conversion of all outstanding convertible promissory notes into shares of the Company’s common stock, all debt issuance costs have been recognized as a component of interest expense through August 31, 2011.

Fair Value Measurements:    Effective September 1, 2008, the company adopted FASB Accounting Standards Codification (“ASC”) “Fair Value Measurements and Disclosures”, which establishes a framework for assets and liabilities measured at fair value on a recurring basis included in the Company’s balance sheets. Effective September 1, 2009, similar accounting guidance was adopted for assets and liabilities measured at fair value on a nonrecurring basis. As defined in the guidance, fair value is the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

The Company uses market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.  These inputs can either be readily observable, market corroborated or generally unobservable.  Fair value balances are classified based on the observability of the various inputs.

Asset Retirement Obligations:    The Company’s activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the asset is permanently removed from service.  The fair value of a liability for the asset retirement obligation (“ARO”) is initially recorded when it is incurred if a reasonable estimate of fair value can be made.  This is typically when a well is completed or an asset is placed in service.  When the ARO is initially recorded, the Company capitalizes the cost (asset retirement cost or “ARC”) by increasing the carrying value of the related asset.  Over time, the liability increases for the change in its present value (accretion of ARO), while the capitalized cost decreases over the useful life of the asset.  The capitalized ARCs are included in the full cost pool and subject to depletion, depreciation and amortization.  In addition, the ARCs are included in the ceiling test calculation.  Calculation of an ARO requires estimates about several future events, including the life of the asset, the costs to remove the asset from service, and inflation factors.  The ARO is initially estimated based upon discounted cash flows over the life of the asset and is accreted to full value over time using the Company’s credit adjusted risk free interest rate.  Estimates are periodically reviewed and adjusted to reflect changes.

Derivative Conversion Liability:    The Company accounts for its embedded conversion features in its convertible promissory notes in accordance with the guidance for derivative instruments, which require a periodic valuation of their fair value and a corresponding recognition of liabilities associated with such derivatives.  The recognition of derivative conversion liabilities related to the issuance of convertible debt is applied first to the proceeds of such issuance as a debt discount at the date of the issuance.  Any subsequent increase or decrease in the fair value of the derivative conversion liabilities is recognized as a charge or credit to other income (expense) in the statements of operations.  In connection with the conversion of convertible promissory notes into shares of the Company’s common stock, during the years ended August 31, 2011 and 2010 derivative conversion liabilities of $19,554,346 and $1,809,149 were reclassified to additional paid-in-capital, respectively.

Revenue Recognition:    Revenue is recognized for the sale of oil and natural gas when production is sold to a purchaser and title has transferred.  Revenues from production on properties in which the Company shares an economic interest with other owners are recognized on the basis of the Company’s interest.  Provided that reasonable estimates can be made, revenue and receivables are accrued to recognize delivery of product to the purchaser.  Payment is typically received sixty to ninety days after production.  Differences between estimates and actual volumes and prices, if any, are adjusted upon final settlement.

Major Customer and Operating Region:  The Company operates exclusively within the United States of America.  Except for cash and equivalent instruments, all of the Company’s assets are employed in and all of its revenues are derived from the oil and gas industry.

The Company’s oil and gas production is purchased by a few customers.  The table below presents the percentage of oil and gas revenue that was purchased by major customers.

	Year Ended August 31,
Major Customers	2011	2010
Company A	75%	57%
Company B	21%	30%
Company C	*	13%
* less than 10%

As there are other purchasers that are capable of and willing to purchase the Company’s oil and gas production and since the Company has the option to change purchasers on its properties if conditions so warrant, the Company believes that its oil and gas production can be sold in the market in the event that it is not sold to the Company’s existing customers, but in some circumstances a change in customers may entail significant transition costs and/or shutting in or curtailing production for weeks or even months during the transition to a new customer.

Stock Based Compensation:    The Company records stock-based compensation expense in accordance with the fair value recognition provisions of US GAAP.  Stock based compensation is measured at the grant date based upon the estimated fair value of the award and the expense is recognized over the required employee service period, which generally equals the vesting period of the grant.  The fair value of stock options is estimated using the Black-Scholes-Merton option-pricing model.  The fair value of restricted stock grants is estimated on the grant date based upon the fair value of the common stock.

Earnings Per Share Amounts:    Basic earnings per share includes no dilution and is computed by dividing net income (or loss) by the weighted-average number of shares outstanding during the period.  Diluted earnings per share is equivalent to basic earnings per share as all dilutive securities have an antidilutive effect on earnings per share.  The following dilutive securities could dilute the future earnings per share:

	2011	2010
Convertible promissory notes	-	9,942,500
Accrued interest	-	135,068
Warrants(1)	14,931,067	15,286,466
Employee stock options	4,645,000	4,220,000
Total	19,576,067	29,584,034

 (1)Also as of August 31, 2011 and 2010, the Company had a contingent obligation to issue 63,466 potentially dilutive securities, all of which were excluded from the calculation because the contingency conditions had not been met.

Income Taxes:    Deferred income taxes are recorded for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes using the asset/liability method of accounting for income taxes.  Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.  If the Company concludes that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized, the balance of deferred tax assets is reduced by a valuation allowance.

The Company adheres to the provisions of the ASC regarding uncertainty in income taxes.  No significant uncertain tax positions were identified as of any date on or before August 31. 2011.  Given the substantial net operating loss carry-forwards at both the federal and state levels, neither significant interest expense nor penalties charged for any examining agents’ tax adjustments of income tax returns prior to and including the year ended August 31, 2011 are anticipated since such adjustments would very likely simply reduce the net operating loss carry-forwards.

Recent Accounting Pronouncements:    The Company evaluates the pronouncements of various authoritative accounting organizations to determine the impact of new pronouncements on US GAAP and the impact on the Company.

The Company has recently adopted the following new accounting standards:

Business Combinations - Effective March 1, 2011, the Company adopted ASU No. 2010-29 - Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This update provides clarification requiring public companies that have completed material acquisitions to disclose the revenue and earnings of the combined business as if the acquisition took place at the beginning of the comparable prior annual reporting period, and also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  Adoption of this ASU had no material effect on the Company’s financial position, results of operations, or cash flows. See Note 9 for the Company’s disclosures of business combinations.

The following accounting standards updates were recently issued and have not yet been adopted by the Company.  These standards are currently under review to determine their impact on the Company’s financial position, results of operations, or cash flows.

Presentation of Comprehensive Income - In June 2011, the FASB issued ASU 2011-05 – Presentation of Comprehensive Income (“ASU 2011-05”), which requires entities to present reclassification adjustments included in other comprehensive income on the face of the financial statements and allows entities to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  It also eliminates the option for entities to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity.  For public companies, ASU 2011-05 is effective for fiscal years (and interim periods within those years) beginning after December 15, 2011, with earlier adoption permitted.  Adoption of this ASU is not expected to have a material effect on the Company’s financial position, results of operations, or cash flows.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or were applicable to specific industries, and are not expected to  have a material impact on the Company’s financial position, results of operations or cash flows.

2.      Accounts Receivable

Accounts receivable consist primarily of trade receivables from oil and gas sales and amounts due from other working interest owners which have been billed for their proportionate share of wells which the Company operates.  For receivables from joint interest owners, the Company typically has the right to withhold future revenue disbursements to recover outstanding joint interest billings.  As of August 31, 2011 and 2010, major customers (i.e. those with balances greater than 10% of total receivables) were as follows:

	As of August 31,
Major Customer or Joint Interest Owner	2011	2010
Company A	31%	27%
Company B	31%	*
Company C	13%	*
* less than 10%

3.     Property and Equipment

Capitalized costs of property and equipment at August 31, 2011 and 2010 consisted of the following:

	As of August 31,
	2011	2010
Oil and gas properties, full cost method:
Unevaluated costs, not subject to amortization:
Lease acquisition costs	$9,942,908	$848,696
Wells in progress	4,813,749	--
	14,756,657	848,696

Evaluated costs:
Producing and non-producing	37,750,737	12,992,594
Total capitalized costs	52,507,394	13,841,290
Less, accumulated depletion	(3,892,537)	(1,149,096)
Oil and gas properties, net	48,614,857	12,692,194

Other property and equipment:
Vehicles	163,904	89,527
Leasehold improvements	35,490	32,329
Office equipment	105,089	36,821
Land	43,750	--
Less, accumulated depreciation	(65,026)	(7,888)
Other property and equipment, net	283,207	150,789

Total property and equipment, net	$48,898,064	$12,842,983

The capitalized costs of evaluated oil and gas properties are depleted using the unit-of-production method based on estimated reserves and the calculation is performed quarterly. Production volumes for the quarter are compared to beginning of quarter estimated total reserves to calculate a depletion rate. For the years ended August 31, 2011 and 2010, depletion of oil and gas properties was $2,743,441 and $692,274, respectively, which is equivalent to $16.62 and $15.52 per barrel of oil equivalent, respectively.

Periodically, the Company reviews its unevaluated properties and its inventory to determine if the carrying value of either asset exceeds its fair value.  The review for the years ended August 31, 2011 and 2010, indicated that asset carrying values were less than fair values and no impairment was required.

On a quarterly basis the Company performs the full cost ceiling test.  The quarterly ceiling tests performed during the years ended August 31, 2011 and 2010 did not reveal any impairments.

During the year ended August 31, 2011, the Company sold oil and gas leases covering 5,902 gross acres (3,738 net acres) for net cash proceeds of $8,382,167, after the deduction of selling costs of $248,700.  No gains were recognized on the sales and all of the proceeds were credited to the full cost pool.  The sale reduced the amortization base of the full cost pool by approximately 7%, which was determined to be less than the “significant change” threshold required to recognize a gain on the sale.

For the years ended August 31, 2011 and 2010, depreciation of other property and equipment was $57,138 and $7,592, respectively.

4.     Interest Expense

The components of interest expense recorded for the years ended August 31, 2011 and 2010, consisted of:

	2011	2010
Convertible promissory notes at 8%	$589,539	$790,976
Related party note payable at 5.25%	74,047	-
Bank credit facility, variable rate	41,559	30,388
Accretion of debt discount (see Note 7)	2,664,138	1,333,590
Amortization of debt issuance costs	1,587,799	453,656
Less, interest capitalized	(710,137)	(269,761)
Interest expense, net	$4,246,945	$2,338,849

5.     Bank Credit Facility

In June 2011, the Company entered into a revolving line of credit facility with Bank of Choice (“2011 LOC”), which provides for borrowings up to $7 million.  The 2011 LOC expires on June 3, 2012.  Amounts borrowed under the 2011 LOC are subject to a security interest in the Company’s oil and gas assets.  Principal amounts outstanding under the 2011 LOC bear interest, payable monthly, at the Wall Street Journal Prime Rate plus 2%, subject to a minimum interest rate of 5.5%.  As of August 31, 2011, the Company had available borrowing capacity of $6,975,000 under the 2011 LOC.

In previous years, the Company maintained a similar revolving line of credit facility that provided for borrowings up to $1,161,811.  In April 2010, all borrowings under the facility were paid in full.

6.     Asset Retirement Obligations

During the years ended August 31, 2011 and 2010, the Company brought 66 net wells into productive status and will have asset removal obligations once the wells are permanently removed from service.  The primary obligations involve the removal and disposal of surface equipment, plugging and abandoning the wells, and site restoration.  For the purpose of determining the fair value of ARO incurred during the years ended August 31, 2011 and 2010, the Company used the following assumptions:

	2011	2010
Inflation rate	4.0%	5.0%
Estimated asset life (years)	24	24
Credit adjusted risk free interest rate	11.64%	10.53%

In connection with the acquisition of certain oil and gas properties on May 24, 2011 (see Note 9) the Company assumed the future responsibility to plug and abandon the producing wells and recorded the associated ARO for these properties, which had a present value of $179,410 at the date of acquisition.

The following table summarizes the changes in asset retirement obligations associated with our oil and gas properties for the years ended August 31, 2011 and 2010:

	2011	2010

Beginning asset retirement obligation	$254,648	$--
Liabilities incurred	351,083	253,114
Liabilities settled	--	--
Accretion expense	37,728	1,534
Revisions in previous estimates	--	--
Ending asset retirement obligation	$643,459	$254,648

7.     Convertible Promissory Notes and Derivative Conversion Liability

During the fiscal year ended August 31, 2011, the Company received gross proceeds of $18,000,000 from the sale of 180 Units at $100,000 per Unit.  Each Unit consisted of one convertible promissory note (“Note”) in the principal amount of $100,000 and 50,000 Series C warrants (collectively referenced as a “Unit”).  The Notes bore interest at 8% per year, payable quarterly, and had a stated maturity date of December 31, 2012.  Each Series C warrant entitles the holder to purchase one share of common stock at a price of $6.00 per share and expires on December 31, 2014.  Through August 31, 2011, all of the Notes had been converted into shares of the Company’s common stock.

The Notes were considered hybrid debt instruments containing a detachable warrant and a conversion feature under which the proceeds of the offering were allocated to the detachable warrants and the conversion feature based on their fair values.  The Series C warrants were determined to be a component of equity, and the fair value of the warrants was recorded as additional paid-in capital.  Since the warrants were recorded as a component of equity, the fair value of $1,760,048 was estimated at issuance and not re-measured in subsequent periods.  The Notes contained a conversion feature, at an initial conversion price of $1.60 that was subject to adjustment under certain circumstances, which allowed the Note holders to convert the principal balance into a maximum of 11,250,000 common shares, plus conversion of accrued and unpaid interest into common shares, also at $1.60 per share.  The conversion feature was determined to be an embedded derivative requiring the conversion option to be separated from the host contract and measured at its fair value.  At issuance, the estimated fair value of the conversion feature was $3,455,809 and was recorded as derivative conversion liability.  The conversion option was re-measured and recorded at fair value each subsequent reporting period, with changes in the fair value reflected in other income (expense) in the statements of operations.  Allocation of value to the components created a debt discount of $5,215,857, which was accreted over the life of the Notes, subject to early Note conversions, using the effective interest method.  The effective interest rate on the Notes was 19%.

In connection with the sale of the Units, the Company paid fees and expenses of $1,348,977 and issued 1,125,000 Series D warrants to the placement agent.  The Series D warrants have an exercise price of $1.60 and an expiration date of December 31, 2014.  The warrants were valued at $692,478 using the Black-Scholes-Merton option pricing model.  The Company recorded $2,041,455 of debt issuance costs, which was being amortized over the expected term of the Notes, with accelerated amortization recognition on early Note conversions.  For the years ended August 31, 2011 and 2010, the Company recorded amortization expense for debt issuance costs of $1,587,799 and $453,656, respectively.

At the time the Notes were converted, the estimated fair value of the derivative conversion liability attributable to the converted notes totaled $19,554,346, which was reclassified from derivative conversion liability to additional paid-in capital.  Similarly, the unamortized debt discount attributable to the converted notes totaled $3,120,293.  The unamortized debt discount of $2,067,376 applicable to the conversion option was charged to accretion of debt discount and the unamortized debt discount of $1,052,917 applicable to the warrants was reclassified from debt discount to additional paid-in capital.  The Company recorded accretion expense for debt discount of $2,664,138 and $1,333,590 for the years ended August 31, 2011 and 2010, respectively.

8.     Fair Value Measurements

Assets and liabilities are measured at fair value on a recurring basis for disclosure or reporting, as required by ASC “Fair Value Measurements and Disclosures”.

A fair value hierarchy was established that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.  Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed securities and U.S. government treasury securities.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies, where substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 - Pricing inputs include significant inputs that are generally less observable than objective sources.  These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.  Level 3 includes those financial instruments that are valued using models or other valuation methodologies, where substantial assumptions are not observable in the marketplace throughout the full term of the instrument, cannot be derived from observable data or are not supported by observable levels at which transactions are executed in the marketplace. At each balance sheet date, the Company performs an analysis of all applicable instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

A substantial portion of the Company’s financial instruments consisted of cash and equivalents, accounts receivable, accounts payable, and accrued liabilities.  Due to the short original maturities and high liquidity of cash and equivalents, accounts receivable, accounts payable, and accrued liabilities, carrying amounts approximated fair values.

As permitted under fair value accounting guidance, the outstanding principal balance of the Company’s Notes were not restated to fair value in the Company’s financial statements for each reporting period that the Notes were outstanding.  Due to the short term to maturity and the Company’s option to prepay the debt at any time after January 1, 2011, it was estimated that the fair value of the Notes approximated face value.  The Notes contained an embedded conversion option which was required to be separated and reported as a derivative conversion liability at fair value.  As a result of the conversion of all Notes into shares of the Company’s common stock, the derivative conversion liability at the time of conversion was reclassified to additional paid-in capital.

The Company utilized the Monte Carlo Simulation (“MCS”) model to value the derivative conversion liability. Inputs to this valuation technique include the Company’s quoted stock price and published interest rates and credit spreads.  All of the significant inputs utilized were observable, either directly or indirectly; therefore, the Company's derivative conversion liability was included within the Level 2 fair value hierarchy.

The following table presents, for each hierarchy level, our assets and liabilities, including both current and non-current portions, measured at fair value on a recurring basis as of August 31, 2011 and 2010.

As of August 31, 2011	Total	Level 1	Level 2	Level 3
Derivative Conversion Liability	$-	$-	$-	$-

As of August 31, 2010	Total	Level 1	Level 2	Level 3
Derivative Conversion Liability	$9,325,117	$-	$9,325,117	$-

The Company also measures all nonfinancial assets and liabilities that are not recognized or disclosed on a recurring basis.  As discussed in Note 6, asset retirement obligations and costs totaling $351,083 and $253,114 have been accounted for as long-term liabilities and included in the oil and gas properties, full cost pool at August 31, 2011 and 2010, respectively.  The Level 3 inputs used to measure the estimated fair value of the obligations include assumptions and judgments about the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in regulations.  Changes in estimates are reflected in the obligations as they occur.

9.     Related Party Transactions and Commitments

Two of the Company’s executive officers control three entities that have entered into agreements to provide various goods, services, and facilities to the Company. The entities are Petroleum Management, LLC (“PM”), Petroleum Exploration and Management, LLC (“PEM”), and HS Land & Cattle, LLC (“HSLC”).

Acquisition of Oil and Gas Assets from PEM:  In two separate transactions, the Company purchased oil and gas assets from PEM.

On May 24, 2011, the Company acquired operating (working interest) oil and gas assets owned by PEM, including interest in 88 gross oil and gas wells (approximately 40 net wells) and mineral leases covering approximately 6,968 gross acres.  All of the producing properties acquired from PEM are located in the Wattenberg Field of the D-J Basin.  Some of the undeveloped leases are located in Yuma County, Colorado.

The purchase price consisted of a cash payment of $10,000,000, the issuance of 1,381,818 restricted shares of common stock, and a promissory note in the principal amount of $5,200,000.  The transaction is subject to customary post-closing adjustments for events occurring between January 1, 2011 and May 24, 2011.  The promissory note bears interest at an annual rate of 5.25%, is due on January 2, 2012, and is secured by the properties purchased by the Company.  No liabilities of PEM were assumed in the transaction.  Prior to consummating the transaction, the Company’s acquisition committee, consisting of disinterested directors, reviewed and approved the transaction, and the Company shareholders, not including Mr. Holloway and Mr. Scaff, approved the transaction.

For accounting purposes, the value of the transaction was determined to be $19,358,392, which includes the impact of post-closing adjustments.  The accounting value, which is subject to further post-closing adjustments, if any, includes an updated valuation of 1,381,818 shares of common stock to $4,698,181 based upon the closing price of the Company’s common stock on May 24, 2011, and reflects net cash receipts of $539,799 for transactions that occurred between January 1 and May 24, 2011.  The entire purchase price was allocated to oil and gas properties.  No gain or loss was recorded on the transaction.  The Company incurred additional general and administrative costs of approximately $150,000 related to the transaction, all of which were charged to operating expenses during the year ended August 31, 2011.

The results of operations from the assets acquired from PEM have been included in the financial statements since the date of acquisition.  Revenue and operating income generated from the assets acquired from May 24, 2011 to August 31, 2011 were $615,635 and $455,242, respectively.

The following unaudited pro forma financial information presents the combined results of the Company and the properties acquired from PEM as though the acquisition had been consummated as of September 1, 2009, the beginning of the Company’s fiscal year, for the two periods indicated below:

	2011	2010
Operating revenues	$12,592,535	$3,981,590
Net loss	$(10,476,234)	$(11,360,440)
Basic and Diluted loss per share	$(0.39)	$(0.84)

The pro forma information does not necessarily reflect the actual results of operations had the acquisition been consummated at the beginning of the period indicated nor is it necessarily indicative of future operating results.  The pro forma information does not give effect to any potential revenue enhancements or operating efficiencies that could result from the acquisition.

On October 1, 2010, the Company acquired certain mineral assets located in the Wattenberg field, part of the D-J Basin, from PM and PEM for $1,017,435 in cash.  The oil and gas properties consist of a 100% working interest (80% net revenue interest) in 8 oil and gas wells, as well as 15 drill sites and miscellaneous equipment.

Other Related Party Transactions:  The Company leases office space and an equipment yard from HSLC in Platteville, Colorado for $10,000 per month.  The twelve month lease arrangement with HSLC commenced July 1, 2010 and was renewed on July 1, 2011, for another year.  Under these leases, the Company paid HSLC a total of $120,000 and $20,000 for the years ended August 31, 2011 and 2010, respectively.

From June 2008 through June 2010, the Company received certain services under an Administrative Services Agreement with PM.  The Company paid $10,000 per month for leasing office space and an equipment yard located in Platteville, Colorado, and paid $10,000 per month for office support services including secretarial service, word processing, communication services, office equipment and supplies.  The Company paid $200,000 under this agreement during the year ended August 31, 2010.  Effective June 30, 2010, the Company terminated the agreement.

In addition to the transactions described above, the Company undertook various activities with PM and PEM that are related to the development and operation of oil and gas properties.  The Company occasionally purchases services and certain oil and gas equipment, such as tubular goods and surface equipment, from PM.  The Company reimburses PM for the original cost of the services and equipment.  Prior to the asset acquisition transaction that closed on May 24, 2011, PEM was a joint working interest owner of certain wells operated by the Company.  PEM was charged for its pro-rata share of costs and expenses incurred on its behalf by the Company, and similarly PEM was credited for its pro-rata share of revenues collected on its behalf.  The following table summarizes the transactions with PM and PEM during the years ended August 31, 2011 and 2010:

	Years Ended August 31,
	2011	2010
Purchase of equipment from PM	$2,290	$1,070,495
Payments to PM for equipment	(540,988)	(531,797)
Balance due to PM for equipment	$-	$538,698

Joint interest costs billed to PEM	$396,469	$1,629,895
Amounts collected from PEM	(1,264,304)	(762,060)
Joint interest billing due from PEM	$-	$867,835

Revenues collected on behalf of PEM	$794,726	$167,499
Payments to PEM	(810,697)	(151,528)
Balance due to PEM for revenues	$-	$15,971

During the year ended August 31, 2011, the Company acquired oil and gas leases from George Seward, a member of the Company’s board of directors.  In total, lease interests covering 22,066 gross (19,717 net) undeveloped acres, located in eastern Colorado and western Nebraska, were acquired in exchange for 353,817 shares of the Company’s common stock.  Based on the market price of the Company’s common stock on the transaction dates, these acquisitions were valued at $788,676.

10.     Shareholders' Equity

Preferred Stock:    The Company has authorized 10,000,000 shares of preferred stock with a par value of $0.01 per share.  These shares may be issued in series with such rights and preferences as may be determined by the Board of Directors.  Since inception, the Company has not issued any preferred shares.

Common Stock:     The Company has authorized 100,000,000 shares of common stock with a par value of $0.001 per share.

Issued and Outstanding:     The Company’s total issued and outstanding common shares were 36,098,212 and 13,510,981 at August 31, 2011 and 2010, respectively.  Issuance of shares of the Common stock during the two years ended August 31, 2011 is as follows:

i.
Common stock issued for conversions of Notes:  During the two years ended August 31, 2011, holders of convertible promissory Notes with a face value of $18,000,000 converted the Notes into 11,250,000 shares of common stock at the contractual conversion price of $1.60 per share.

ii.
Sale of common stock:  In January 2011, the Company completed the sale of 9,000,000 shares of common stock to private investors.  The shares were sold at a price of $2.00 per share.  Net proceeds to the Company from the sale of the shares were $16,690,721 after deductions for the placement agents' commissions and expenses of the offering.

iii.
Common stock issued for mineral leases:  The Company issued 1,849,838 and 5,966 common shares in exchange for mineral leases during the years ended August 31, 2011 and 2010, respectively.  The aggregate value for these transactions was $5,240,307 and $16,645 during the years ended August 31, 2011 and 2010, respectively, which was determined using the market price of the Company’s common stock.

iv.
Common stock issued in connection with PEM acquisition:  In May 2011, the Company acquired certain assets from PEM (see Note 9).  As part of the consideration, the Company issued 1,381,818 shares of restricted common stock valued at $4,698,181, based on the market price of the Company’s common stock.

v.
Common stock issued for warrants exercised:  During the year ended August 31, 2011, the Company issued common shares pursuant to the exercise of Series D warrants.  As the Series D warrants contain a cashless exercise provision, warrant holders exercised 355,399 warrants in exchange for 226,199 shares of common stock, and the Company received no cash proceeds in the transaction.

vi.
Common stock issued for services:  During the year ended August 31, 2011, the Company issued a total of 150,000 shares of common stock, with a fair market value of $430,000, to individuals as compensation for services provided to the Company.  During the year ended August 31, 2010, the Company issued 197,988 shares of common stock, with a fair market value of $544,575 as partial compensation to its directors.

During the year ended August 31, 2010, the Company issued Series C and Series D warrants in connections with the sale of 180 convertible promissory note units at $100,000 per unit.  (See Note 7)  Each Series C warrant entitles the holder to purchase one share of common stock at a price of $6.00 per share and warrants were issued to purchase an aggregate of 9,000,000 common shares.  The Series C warrants expire on December 31, 2014.  Each Series D warrant entitles the holder to purchase one share of common stock at a price of $1.60 per share and warrants were issued to purchase an aggregate of 1,125,000 common shares.  The Series D warrants contain a cashless exercise provision and expire on December 31, 2014.

In connection with various transactions during the years ended August 31, 2009 and 2008, the Company issued Series A warrants to purchase 4,098,000 shares of common stock and issued Series B warrants to purchase 1,000,000 shares of common stock and issued sales agent warrants to purchase 63,466 shares of common stock.  The Series A warrants entitle the holder to purchase one share of common stock at a price of $6.00 per share, and they expire on December 31, 2012, or earlier under certain conditions.  The Series B warrants entitle the holder to purchase one share of common stock at a price of $10.00 per share, and they expire on December 31, 2012, or earlier under certain conditions.  The sales agent warrants entitle the holder to purchase one share of common stock at a price of $1.80 per share, and they expire on December 31, 2012.

The following table summarizes activity for common stock warrants for each of the two years ended August 31, 2011:

	Number of warrants	Weighted average exercise price
Outstanding, August 31, 2009	5,161,466	$6.72
Granted	10,125,000	$5.51
Exercised	--
Outstanding, August 31, 2010	15,286,466	$5.92
Granted	--
Exercised	355,399	$1.60
Outstanding, August 31, 2011	14,931,067	$6.02

The following table summarizes information about the Company’s issued and outstanding common stock warrants as of August 31, 2011:

Exercise Price	Description	Number of Shares	Remaining Contractual Life (in years)	Exercise Price times Number of Shares
$1.60	Series D	769,601	3.3	$1,231,362
$1.80	Sales Agent Warrants	63,466	1.3	114,239
$6.00	Series A	4,098,000	1.3	24,588,000
$6.00	Series C	9,000,000	3.3	54,000,000
$10.00	Series B	1,000,000	1.3	10,000,000
		14,931,067	2.6	$89,933,601

11.     Stock Based Compensation

During the year ended August 31, 2011, the Company’s shareholders approved the 2011 Incentive Stock Option Plan and the 2011 Non-Qualified Stock Option Plan to replace a previous plan.  The shareholders authorized the issuance of options to purchase up to 2,000,000 shares of common stock under each plan.

The Company accounts for stock option activities as provided by ASC “Stock Compensation,” which requires the Company to expense as compensation the value of grants and options as determined in accordance with the fair value based method prescribed in the guidance.  The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes-Merton option-pricing model.

The Company recorded stock-based compensation expense of $627,486 and $581,233 for the years ended August 31, 2011 and 2010, respectively.  The components of the expense for the year ended August 31, 2011 include stock grants of $430,000 to an employee and a consultant, and option-based compensation of $197,486.  The components of the expense for the year ended August 31, 2010 include stock grants of $544,575 to directors and option-based compensation of $36,658.

The weighted-average grant date fair value per share for stock options granted during the years ended August 31, 2011 and 2010 were $2.33 and $1.30, respectively.  The following table summarizes the assumptions used in the Black-Scholes-Merton option pricing model to calculate the grant date fair values for stock options granted during the years ended August 31, 2011 and 2010:
	2011	2010
Volatility	53.18 - 69.43%	53.18%
Expected option term (years)	6.0 - 6.5	5.875
Risk-free interest rate	1.48 - 2.63%	2.08%
Expected dividend yield	0%	0%

The expected volatility is estimated using the calculated volatility of public companies with characteristics similar to the Company (industry, company size, and life cycle) at the grant date, as the trading history for the Company’s common stock is less than the expected term of stock options granted.  The expected term of options granted is estimated in accordance with the simplified method prescribed in SEC Staff Accounting Bulletin (“SAB”) No. 107 and SAB No. 110. The risk-free interest rate is determined at the time stock options are granted using rates for U.S Treasury notes with maturities corresponding to the expected term of stock options.

The estimated unrecognized compensation cost from unvested stock options as of August 31, 2011, was approximately $1,068,100, substantially all of which will be recognized during the next four years.

The following table summarizes activity for stock options for years ended August 31, 2011 and 2010:

	2011		2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,220,000	$5.36	4,100,000	$5.50
Granted	425,000	$3.79	120,000	$2.50
Exercised	-	$-	-	$-
Cancelled	-	$-	-	$-
Outstanding at end of year	4,645,000	$5.21	4,220,000	$5.36

Exercisable at August 31,	4,089,000	$5.44	4,010,000	$5.49

The following table summarizes information about outstanding stock options as of August 31, 2011:

	Outstanding Options	Vested Options
Number of shares	4,645,000	4,089,000
Weighted average remaining contractual life	2.8 years	1.9 years
Weighted average exercise price	$5.21	$5.44
Aggregate intrinsic value	$4,339,700	$4,262,790

The following table summarizes changes in the unvested options for the years ended August 31, 2011 and 2010:

		Weighted
		Average
	Number of	Grant Date
	Options	Fair Value

Non-vested, September 1, 2010	210,000	$1.53
Granted	425,000	$2.33
Vested	(79,000)	$1.38
Cancelled	-	$-
Non-vested, August 31, 2011	556,000	$2.16

12.     Commitments and Contingencies

In connection with a 2008 private offering, the Company issued placement agent warrants which entitle the holder to purchase units consisting of common stock and warrants (Series A and B) at a price of $3.60 per unit.  The Series A and Series B warrants issuable upon exercise of the placement agent warrants are not considered outstanding for accounting purposes until such time, if ever, that the placement agent warrants are exercised.  In the event that the placement agent warrants are exercised, the Company will be obligated to issue 31,733 Series A warrants and 31,733 Series B warrants.

13.     Income Taxes

The components of the provision for income tax expense (benefit) consist of the following:

	Years Ended August 31,
	2011	2010
Current income taxes	$--	$--
Deferred income taxes	(4,620,000)	(3,994,000)
Valuation allowance	4,620,000	3,994,000
Total tax benefit	$--	$--

A reconciliation of expected federal income taxes on income from continuing operations at statutory rates with the expense (benefit) for income taxes is follows:

	Years Ended August 31,
	2011	2010
Federal income taxes	$(3,944,000)	$(3,670,000)
State income taxes	(354,000)	(324,000)
Other	(322,000)	--
Change in valuation allowance	4,620,000	3,994,000
	$--	$--

The Company reported a change in valuation allowance of $4,620,000 for the year ended August 31, 2011, which differs from the amount obtained from calculating the difference between the balance sheet amounts from $7,147,000 at August 31, 2010 to $4,911,000 at August 31, 2011.  The reconciling item is the tax effect of $6,856,000 representing 37% of amounts reclassified directly from liabilities to equity as a result of the early conversion of the convertible promissory notes and the related derivative conversion liability into shares of the Company’s common stock.

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at August 31, 2011 and 2010, are presented below:

	As of August 31,
	2011	2010
Deferred tax assets:
Net operating loss carry-forward	$4,176,000	$3,838,000
Stock-based compensation	3,913,000	3,834,000
Convertible promissory notes	--	1,876,000
Other	69,000	10,000
Less: valuation allowance	(4,911,000)	(7,147,000)
Subtotal	3,247,000	2,411,000

Deferred tax liabilities:
Basis of oil and gas properties	(3,247,000)	(2,411,000)
Subtotal	(3,247,000)	(2,411,000)
Total	$--	$--

At August 31, 2011, the Company has a net operating loss carry-forward for federal and state tax purposes of approximately $11,300,000 that could be utilized to offset taxable income of future years. Substantially all of the carry-forward will expire between 2029 and 2031.

The realization of the deferred tax assets related to the net operating loss carry-forwards is dependent upon the Company’s ability to generate future taxable income.  Given the Company’s history of book and tax operating losses since inception, and the expectation of future tax deductions associated with planned drilling activities, it cannot be assumed that the generation of future taxable income is more likely than not.  The ability of the Company to utilize net operating loss carry-forwards may be further limited by other provisions of the Code.  Accordingly, the Company has established a full valuation allowance against the deferred tax assets.

14.     Supplemental Schedule of Information to the Statements of Cash Flows

The following table supplements the cash flow information presented in the financial statements for the years ended August 31, 2011 and 2010:

	Years Ended August 31,
	2011	2010
Supplemental cash flow information:
Interest paid	$788,211	$617,017
Income taxes paid	--	--

Non-cash investing and financing activities:
Conversion of promissory notes into common stock	$15,908,000	$2,092,000
Mineral leases acquired for common stock	5,240,307	16,645
Assets acquired for note payable, related party	5,200,000	--
Accrued capital expenditures	4,967,369	3,446,439
Assets acquired for common stock, related party	4,698,181	--
Asset retirement costs and obligations	351,083	253,114
Placement agent commission in the form of warrants	--	692,478

15.     Supplemental Oil and Gas Information (unaudited)

Costs Incurred:    Costs incurred in oil and gas property acquisition, exploration and development activities for the years ended August 31, 2011 and 2010, were:

	Years Ended August 31,
	2011	2010
Acquisition of Property:
Unproved	$9,198,417	$1,625,696
Proved	21,251,032	--
Exploration costs	--	--
Development costs	15,347,982	10,360,516
Total Costs Incurred	$45,797,431	$11,986,212

Capitalized Costs Excluded from Amortization:    The following table summarizes costs related to unevaluated properties that have been excluded from amounts subject to depletion, depreciation, and amortization at August 31, 2011.  There were no individually significant properties or significant development projects included in the Company’s unevaluated property balance.  The Company regularly evaluates these costs to determine whether impairment has occurred.  The majority of these costs are expected to be evaluated and included in the amortization base within three years.

	Period Incurred			Total at
	2011	2010	2009	August 31, 2011
Unproved leasehold acquisition costs	$9,003,134	$705,391	$234,383	$9,942,908
Unevaluated development costs	-	-	-	-
Total	$9,003,134	$705,391	$234,383	$9,942,908

Oil and Natural Gas Reserve Information:    Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (prices and costs held constant as of the date the estimate is made).  Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Proved oil and natural gas reserve information at August 31, 2011 and 2010, and the related discounted future net cash flows before income taxes are based on estimates prepared by Ryder Scott Company LP.  Reserve information for the properties was prepared in accordance with guidelines established by the SEC.

The reserve estimates prepared as of August 31, 2011 and 2010 were prepared in accordance with “Modernization of Oil and Gas Reporting” published by the SEC.  The recent guidance included updated definitions of proved developed and proved undeveloped oil and gas reserves, oil and gas producing activities and other terms.  Proved oil and gas reserves as of August 31, 2011 and 2010 were calculated based on the prices for oil and gas during the 12 month period before the reporting date, determined as the unweighted arithmetic average of the first day of the month price for each month within such period, rather than the year-end spot prices, which had been used in prior years.  This average price is also used in calculating the aggregate amount and changes in future cash inflows related to the standardized measure of discounted future cash flows.  Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years.  The recent guidance broadened the types of technologies that may be used to establish reserve estimates.

The following table sets forth information regarding the Company’s net ownership interests in estimated quantities of proved developed and undeveloped oil and gas reserve quantities and changes therein for the years ended August 31, 2011 and 2010:

	Oil (Bbl)	Gas (Mcf)
Balance, August 31, 2009	6,430	25,680
Revision of previous estimates	4,318	24,844
Purchase of reserves in place	--	--
Extensions, discoveries, and other additions	687,017	4,571,680
Sale of reserves in place	--	--
Production	(21,080)	(141,154)
Balance, August 31, 2010	676,685	4,481,051
Revision of previous estimates	323,704	611,517
Purchase of reserves in place	967,302	8,466,714
Extensions, discoveries, and other additions	191,931	1,152,708
Sale of reserves in place	--	--
Production	(89,917)	(450,831)
Balance, August 31, 2011	2,069,705	14,261,158

Proved developed and undeveloped reserves:

Developed at August 31, 2010	395,453	2,349,027
Undeveloped at August 31, 2010	281,232	2,132,024
	676,685	4,481,051

Developed at August 31, 2011	783,821	5,578,067
Undeveloped at August 31, 2011	1,285,884	8,683,091
	2,069,705	14,261,158

Standardized Measure of Discounted Future Net Cash Flows:     The following analysis is a standardized measure of future net cash flows and changes therein related to estimated proved reserves.  Future oil and gas sales have been computed by applying average prices of oil and gas during the years ended August 31, 2011 and 2010.  Future production and development costs were computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs. The calculation assumes the continuation of existing economic conditions, including the use of constant prices and costs.  Future income tax expenses were calculated by applying year-end statutory tax rates, with consideration of future tax rates already legislated, to future pretax cash flows relating to proved oil and gas reserves, less the tax basis of properties involved and tax credits and loss carry-forwards relating to oil and gas producing activities.  All cash flow amounts are discounted at 10% annually to derive the standardized measure of discounted future cash flows.  Actual future cash inflows may vary considerably, and the standardized measure does not necessarily represent the fair value of the Company’s oil and gas reserves.  Actual future net cash flows from oil and gas properties will also be affected by factors such as actual prices the Company receives for oil and gas, the amount and timing of actual production, supply of and demand for oil and gas, and changes in governmental regulations or taxation.

The following table sets forth the Company’s future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in the ASC:

	Year Ended August 31,
	2011	2010
Future cash inflows	$235,238,880	$64,670,902
Future production costs	(41,277,367)	(16,380,316)
Future development costs	(40,404,280)	(15,836,965)
Future income tax expense	(30,737,928)	(6,926,890)
Future net cash flows	122,819,305	25,526,731
10% annual discount for estimated timing of cash flows	(65,268,891)	(12,504,334)
Standardized measure of discounted future net cash flows	$57,550,414	$13,022,397

There have been significant fluctuations in the posted prices of oil and natural gas during the last two years.  Prices actually received from purchasers of the Company’s oil and gas are adjusted from posted prices for location differentials, quality differentials, and BTU content.  Estimates of the Company’s reserves are based on realized prices.  The following table presents the prices used to prepare the estimates, based upon average prices for the years ended August 31, 2011 and 2010:

	Natural Gas (Mcf)	Oil (Bbl)
August 31, 2010 (Average)	$4.76	$69.20
August 31, 2011 (Average)	$5.07	$84.90

Changes in the Standardized Measure of Discounted Future Net Cash Flows:    The principle sources of change in the standardized measure of discounted future net cash flows are:

	Year Ended August 31,
	2011	2010
Standardized measure, beginning of year	$13,022,397	$232,957
Sale and transfers, net of production costs	(8,337,354)	(1,834,924)
Net changes in prices and production costs	15,483,714	131,153
Extensions, discoveries, and improved recovery	13,692,899	17,785,154
Changes in estimated future development costs	(20,471,127)	-
Development costs incurred during the period	16,251,935	-
Revision of quantity estimates	15,424,097	212,851
Accretion of discount	3,245,362	30,535
Net change in income taxes	(12,011,643)	(3,535,329)
Purchase of reserves in place	21,250,134	-
Sale of reserves in place	-	-
Standardized measure, end of year	$57,550,414	$13,022,397

16.     Subsequent Events

On September 30, 2011, the Company filed a registration statement under Form S-3 that provides for the potential sale of securities for proceeds up to $75,000,000.  The registration statement was declared effective on October 7, 2011.  At such time as the Company determines that it is appropriate to offer securities under the terms of the registration statement, a supplement will be filed containing additional details about the offering, including the nature of the securities, the number of securities, and the offering price.

CORPORATE INFORMATION

Officers and Directors

Edward Holloway
President, Principal Executive Officer and Director

William E. Scaff, Jr.
Vice President, Secretary, Treasurer and Director

Frank L. Jennings
Principal Financial and Accounting Officer

Rick A. Wilber
Director
Private Investor

Raymond E. McElhaney
Director
President, MCM Capital Management, LLC

Bill M. Conrad
Director
Vice President, MCM Capital Management, LLC

R.W. Noffsinger, III
Director
Chief Executive Officer, RWN3 LLC

George Seward
Director
President, Pocito Oil and Gas

Corporate Headquarters

Synergy Resources Corporation
20203 Highway 60,
Platteville, CO 80651
USA

Telephone:  (970) 737-1073
Facsimile: (970)737-1045
www.synergyresources
corporation.com

Independent Auditors

Ehrhardt Keefe Steiner & Hottman PC
Denver, Colorado

Counsel

Hart & Trinen
Denver, CO

Transfer Agent and Registrar

Corporate Stock Transfer, Inc.
3200 Cherry Creek Drive South, Suite 430
Denver, Colorado 80209
(303) 282-4800

Stock Profile

Synergy’s common stock is traded on the NYSE MKT exchange under the symbol SYRG.

SEC Form 10-K

A copy of Synergy’s annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

     Corporate Communications
     Synergy Resources Corporation
     20203 Highway 60,
     Platteville, CO 80651
     USA

20203 Highway 60
Platteville, CO 80651
USA
_______________